FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]        No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is included in this report on Form 6-K:

Item
1.	English Translation of a Press Release dated July 19, 2005, announcing 2005 second quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: July 25, 2005
	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías
	Title:	Attorney-in-fact

SECOND QUARTER EBITDA UP 7% TO A RECORD

OF Ps.1,036 MILLION (US$96 MILLION)

—EBITDA Margin of 47%—

—7% Increase in Net Sales, to All-Time High for a 2Q—

—Net Income Grows 8% to Ps.497 million (US$46 million)—

FOR IMMEDIATE RELEASE

Mexico City, July 19, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today all-time high second quarter net sales of Ps.2,201 million (US$203 million), up 7% from the same period of 2004. Second quarter EBITDA was Ps.1,036 million (US$96 million), 7% above the same period a year ago, and a six-year record high for a second quarter. EBITDA margin for the quarter was 47%, the same as the prior year period.

“Our compelling programming grids complemented this quarter by TV Azteca’s smash musical-reality show La Academia 4th Generation, were optimal vehicles to build fitting advertising campaigns,” said Mario San Román, Chief Executive Officer of TV Azteca. “As a result, revenue firmly expanded to record-high levels, and we managed to preserve our strong profitability standards.”

“On the strategic front, we made further progress on our cash-usage plan, with distributions of US$59 million during the quarter, while shareholders approved another payment of approximately US$21 million to be made on December 1,” added Mr. San Román.

As has been detailed, the company’s plan for uses of cash entails distributions of over US$500 million and reductions in TV Azteca’s debt by approximately US$250 million within a six-year period that started in 2003.

Second Quarter Results

Net sales grew 7% to a record high of Ps.2,201 million (US$203 million), up from Ps.2,056 million (US$190 million) for the same quarter of 2004. Total costs and expenses rose 7% to Ps.1,165 million (US$107 million), from Ps.1,086 million (US$100 million) in the same period last year. As a result, the company reported EBITDA of Ps.1,036 million

(US$96 million), 7% above Ps.970 million (US$89 million) for the second quarter of 2004. Net income was Ps.497 million (US$46 million), 8% higher than Ps.462 million (US$43 million) in the same period of 2004.

Millions of pesos1 and dollars 2 except percentages and per share amounts.

	2Q 2004		2Q 2005		Change
					US$	%
Net Sales
Pesos	Ps.	2,056	Ps.	2,201
US$	US$	190	US$	203	13	+7%
EBITDA[3]
Pesos	Ps.	970	Ps.	1,036
US$	US$	89	US$	96	6	+7%
Net Income
Pesos	Ps.	462	Ps.	497
US$	US$	43	US$	46	3	+8%
Income per CPO[4]
Pesos	Ps.	0.155	Ps.	0.167
US$	US$	0.014	US$	0.015	0.001	+8%

[1]	Pesos of constant purchasing power as of June 30, 2005.

[2]	Conversion based on the exchange rate of Ps.10.84 per US dollar as of June 30, 2005.

[3]	EBITDA is Operating Profit Before Depreciation and Amortization under Mexican GAAP.

[4]	Calculated based on 2,973 million CPOs outstanding as of June 30, 2005.

Net Sales

“Top-quality audiences were thrilled by our appealing content this quarter, and advertisers were eager to reach their most sought-after viewers through our shows, both in Mexico and the US,” said Mr. San Román. “Ad options closely aligned with the clients’ marketing needs effectively satisfied the demand for our programming, resulting in continued sales growth.”

Second quarter revenue includes sales from Azteca America—the company’s wholly-owned broadcasting network focused on the US Hispanic market—of Ps.107 million (US$10 million), an 8% increase from Ps.99 million (US$9 million) for the same period a year ago. Azteca America revenue this quarter was comprised of Ps.59 million (US$5 million) in sales from the Los Angeles station KAZA-TV, and Ps.48 million (US$4 million) from network sales.

TV Azteca also reported sales of programming to other countries of Ps.34 million (US$3 million), compared with Ps.49 million (US$5 million) in the same period a year ago. This quarter’s programming exports were driven by the company’s novelas Cuando Seas Mía and La Hija del Jardinero sold primarily in Asian markets.

TV Azteca reported Ps.32 million (US$3 million) in advertising sales to Unefon, compared with Ps.33 million (US$3 million) in the second quarter of 2004. In accordance with the terms of the advertising agreement between Unefon and TV Azteca, during the second quarter Unefon paid TV Azteca in cash the Ps.33 million (US$3 million) of advertising purchases placed within the prior three month period.

TV Azteca did not report sales to Todito.com this quarter, whereas in the second quarter of 2004 content and advertising sales to Todito.com were Ps.47 million (US$4 million). As was previously detailed, the first quarter of 2005 marked the end of a five-year service contract through which TV Azteca acquired 50% of Todito.com.

During the second quarter of 2005, TV Azteca’s board approved a new agreement that divided Grupo Todito into two independent companies, which resulted in TV Azteca controlling 100% of Todito.com network sites, named Azteca Web. The remainder of the assets of Grupo Todito will be 100% controlled by Universidad CNCI, a related party as disclosed on company’s public filings. TV Azteca expects to begin consolidation of the operations of Azteca Web in the third quarter of 2005.

Barter sales were Ps.68 million (US$6 million), compared with Ps.69 million (US$6 million) in the same period of last year. Inflation adjustment of advertising advances was Ps.38 million (US$4 million), compared with Ps.75 million (US$7 million) for the second quarter of 2004.

Costs and Expenses

The 7% increase in second quarter costs and expenses resulted from the combined effect of an 8% rise in programming, production and transmission costs to Ps.883 million (US$81 million), from Ps.814 million (US$75 million) in the prior year period, and a 4% increase in administration and selling expense to Ps.282 million (US$26 million), from Ps.272 million (US$25 million) in the same quarter a year ago.

“Incremental outlays resulting from enhanced programming efforts in the quarter were compensated by top line expansion, with a positive outcome for EBITDA,” said Carlos Hesles, Chief Financial Officer of TV Azteca. “We carefully managed costs and expenses to generate optimal return from our shows, while effectively capturing market opportunities.”

Consistent with increased production efforts this quarter, TV Azteca generated 2,242 hours of in-house content, 4% above the 2,146 hours produced in the year ago period.

The 4% increase in administration and selling expense primarily reflects the company’s increased operations in Mexico and in the US Hispanic market.

EBITDA and Net Income

The increase in second quarter net sales, combined with the growth in costs and expenses, resulted in EBITDA of Ps.1,036 million (US$96 million), up 7% from Ps.970 million (US$89 million) a year ago. The EBITDA margin this quarter was 47%.

Below EBITDA, the company recorded depreciation and amortization of Ps.108 million (US$10 million) from Ps.109 million (US$10 million) a year ago, reflecting a stable balance of fixed assets among the quarters.

The company recorded other expense of Ps.139 million (US$13 million), compared with Ps.134 million (US$12 million) a year ago. Other expense for the quarter was primarily comprised of charitable donations of Ps.54 million (US$5 million), legal fees of Ps.51 million (US$5 million), the recognition of 50% of the net loss of Todito.com of Ps.11 million (US$1 million), the recognition of the results from Monarcas—TV Azteca’s soccer team—of Ps.8 million (US$1 million), pre-operating expenses of Azteca America of Ps.8 million (US$1 million), and other items of Ps.7 million (US$1 million).

Net comprehensive financing cost during the quarter was Ps.255 million (US$24 million) compared with Ps.204 million (US$19 million) a year ago. There was a Ps.16 million (US$1 million) increase in interest expense primarily resulting from a higher level of debt with cost this quarter. Additionally, interest income decreased Ps.24 million (US$2 million) due to a reduction in the company’s cash balance. Foreign exchange loss increased Ps.16 million (US$1 million) reflecting the company’s net asset US dollar monetary position together with a 4% revaluation of the peso this quarter.

Provision for income tax was Ps.37 million (US$3 million), compared with Ps.60 million (US$6 million) in the same period of the prior year, primarily resulting from higher fiscal losses from subsidiaries this quarter.

Net income was Ps.497 million (US$46 million), up 8% from Ps.462 million (US$43 million) for the same period of 2004.

Azteca America With National Network Status

During the quarter Azteca America Network announced that recent carriage agreements with Comcast, Cox, Time Warner, Echostar and DirecTV in key markets strengthened its affiliate distribution, which now stands at 39 markets, 30 of them with pay TV coverage.

The markets covered are home to 77% of the total US Hispanic population, and represent Nielsen Coverage of approximately 70%, giving Azteca America official national network status. The company expects the enhanced coverage to result in increased sales of its advertising airtime among US national network clients.

“First we built a network and now we are building a ratings and sales story, one page at a time,” said Luis J. Echarte, President and CEO of Azteca America. “During the quarter we had some ratings successes that beat out leading programming from Telemundo and Telefutura in several occasions. Leveraging our coverage with excellent upcoming content, we expect to close this year’s upfront season with over 140 clients, almost twice the base from our previous upfront.”

Uses of Cash

As was previously announced, TV Azteca’s Annual Ordinary Shareholders’ Meeting held on April 29 approved distributions for an aggregate amount of approximately US$80 million to be paid during 2005, under the company’s cash-usage plan. US$59 million were paid on June 9, and another payment of approximately US$21 million is scheduled to be made on December 1.

The distributions under the cash plan made to date, represent an aggregate amount of US$384 million, equivalent to a 24% yield on the July 18, 2005 CPO closing price. Prior distributions include: US$125 million on June 30, 2003; US$15 million on December 5, 2003; US$33 million on May 13, 2004; US$22 million on November 11, 2004; and US$130 million on December 14, 2004.

Debt Outstanding

As of June 30, 2005, the company’s total outstanding debt was Ps.7,138 million (US$659 million). TV Azteca’s cash balance was Ps.1,019 million (US$94 million), resulting in net debt of Ps.6,119 million (US$565 million). The total debt to last twelve months (LTM) EBITDA ratio was 1.9 times, and net debt to EBITDA was 1.6 times. LTM EBITDA to net interest expense ratio was 5.6 times.

Excluding—for analytical purposes—Ps.1,298 million (US$120 million) debt due 2069, total debt was Ps.5,840 million (US$539 million), and total debt to EBITDA ratio was 1.6 times.

First Half Results

Millions of pesos1 and dollars 2 except percentages and per share amounts.

	1H 2004		1H 2005		Change
					US$	%
Net Sales
Pesos	Ps.	3,663	Ps.	3,868
US$	US$	338	US$	357	19	+6%
EBITDA[3]
Pesos	Ps.	1,598	Ps.	1,666
US$	US$	147	US$	154	7	+4%
Net Income
Pesos	Ps.	654	Ps.	700
US$	US$	60	US$	65	4	+7%
Income per CPO[4]
Pesos	Ps.	0.220	Ps.	0.235
US$	US$	0.020	US$	0.022	0.002	+7%

[1]	Pesos of constant purchasing power as of June 30, 2005.

[2]	Conversion based on the exchange rate of Ps.10.84 per US dollar as of June 30, 2005.

[3]	EBITDA is Operating Profit Before Depreciation and Amortization under Mexican GAAP.

[4]	Calculated based on 2,973 million CPOs outstanding as of June 30, 2005.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel	Rolando Villarreal
+ 52 (55) 1720 9167	+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx	rvillarreal@gruposalinas.com.mx

Press Relations:

Tristan Canales	Daniel McCosh
+ 52 (55) 1720 1441	+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx	dmccosh@tvazteca.com.mx

(financial tables follow)

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of June 30, 2005 purchasing power)

	Second Quarter of :				Second Quarter of :
	2004		2005		2004			2005			Change
					Millions of US Dollars **								%
Net revenue	Ps	2,056	Ps	2,201	US$	190	100%	US$	203	100%	US$	13	7%

Programming, production and transmission costs		814		883		75	40%		81	40%		6	8%
Sales and administrative expenses		272		282		25	13%		26	13%		1	4%

Total costs and expenses		1,086		1,165		100	53%		107	53%		7	7%

EBITDA		970		1,036		89	47%		96	47%		6	7%
Depreciation and amortization		109		108		10			10			(0)

Operating profit		861		928		79	42%		86	42%		6	8%

Other expense-Net		(134)		(139)		(12)			(13)			(0)

Comprehensive financing cost:
Interest expense		(191)		(207)		(18)			(19)			(1)
Other financing expense		(16)		(15)		(1)			(1)			0
Interest income		45		21		4			2			(2)
Exchange loss-Net		(33)		(49)		(3)			(4)			(1)
Loss on monetary position		(8)		(5)		(1)			(0)			0

Net comprehensive financing cost		(204)		(255)		(19)			(24)			(5)

Income before provision for income tax		523		534		48	25%		49	24%		1	2%
Provision for income tax		(60)		(37)		(6)			(3)			2

Net income	Ps	462	Ps	497	US$	43	22%	US$	46	23%	US$	3	8%

End of period exchange rate	Ps	11.41	Ps	10.84

*	Mexican GAAP.

**	The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2005 expressed as of June 30, 2005 purchasing power, translated at the exchange rate of Ps. 10.84 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of June 30, 2005 purchasing power)

	Six months ended June 30,				Six months ended June 30,
	2004		2005		2004			2005			Change
					Millions of US Dollars **								%
Net revenue	Ps	3,663		Ps 3,868	US$	338	100%	US$	357	100%	US$	19	6%

Programming, production and transmission costs		1,507		1,648		139	41%		152	43%		13	9%
Sales and administrative expenses		558		554		51	15%		51	14%		(0)	-1%

Total costs and expenses		2,065		2,202		190	56%		203	57%		13	7%

EBITDA		1,598		1,666		147	44%		154	43%		7	4%
Depreciation and amortization		211		205		19			19			(1)

Operating profit		1,387		1,461		128	38%		135	38%		7	5%

Other expense-Net		(241)		(243)		(22)			(22)			(0)

Comprehensive financing cost:
Interest expense		(383)		(394)		(35)			(36)			(1)
Other financing expense		(33)		(39)		(3)			(4)			(1)
Interest income		96		39		9			4			(5)
Exchange loss-Net		(9)		(36)		(1)			(3)			(2)
Loss on monetary position		(53)		(5)		(5)			(0)			4

Net comprehensive financing cost		(382)		(436)		(35)			(40)			(5)

Income before provision for income tax		764		782		70	21%		72	20%		2	2%
Provision for income tax		(110)		(82)		(10)			(8)			3

Net income	Ps	654	Ps	700	US$	60	18%	US$	65	18%	US$	4	7%

End of period exchange rate	Ps	11.41	Ps	10.84

*	Mexican GAAP.

**	The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2005 expressed as of June 30, 2005 purchasing power, translated at the exchange rate of Ps. 10.84 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS*

(Millions of Mexican pesos of June 30, 2005 purchasing power)

	At June 30,				At June 30,
	2004		2005		2004		2005		Change
					Millions of US Dollars**						%
Current assets:
Cash and cash equivalents	Ps	1,587	Ps	1,019	US$	146	US$	94	US$	(52)
Accounts receivable		3,865		3,778		356		348		(8)
Other current assets		1,118		818		103		75		(28)
Total current assets		6,570		5,615		606		518		(88)	-15%
Accounts receivable from Unefon		1,843		1,548		170		143		(27)
Account receivable from Pappas		1,535		1,399		142		129		(13)
Exhibition rights		1,021		863		94		80		(15)
Property, plant and equipment-Net		2,305		2,304		213		212		(0)
Television concessions-Net		4,081		4,191		376		387		10
Invesment in Todito		187		62		17		6		(12)
Other assets		956		969		88		89		1
Goodwill-Net		607		590		56		54		(2)
Deferred income tax asset		—		36				3		3
Total long term assets		12,535		11,962		1,156		1,103		(53)	-5%

Total assets	Ps	19,105	Ps	17,577	US$	1,762	US$	1,621	US$	(141)	-8%

Current liabilities:
Short-term debt	Ps	643	Ps	2,215	US$	59	US$	204	US$	145
Loan from Banco Inbursa, S.A.		—		380		—		35		35
Other current liabilities		1,520		1,246		140		115		(25)
Total current liabilities		2,163		3,841		199		354		155	78%
Long-term debt:
Guaranteed senior notes		3,572		—		329		—		(329)
Structured Securities Certificates		—		1,800		—		166		166
Loan from Banco Inbursa, S.A.		—		1,027		—		95		95
Long-term debt		617		418		57		39		(18)
Total long-term debt		4,189		3,245		386		299		(87)
Other long term liabilities:
American Tower Corporation (due 2019)		1,426		1,298		132		120		(12)
Advertising advances		3,904		3,579		360		330		(30)	-8%
Unefon advertising advance		2,118		1,923		195		177		(18)
Todito advances		209		—		19		—		(19)
Other long term liabilities		111		27		10		2		(8)
Deferred income tax payable		247		—		23		—		(23)
Total other long-term liabilities		8,015		6,827		739		630		(110)	-15%

Total liabilities		14,367		13,913		1,325		1,283		(42)	-3%
Total stockholders' equity		4,738		3,664		437		338		(99)	-23%

Total liabilities and equity	Ps	19,105	Ps	17,577	US$	1,762	US$	1,621	US$	(141)	-8%

End of period exchange rate	Ps	11.41	Ps	10.84

*	Mexican GAAP.

**	The U.S. dollar figures represent Mexican peso amounts as of June 30, 2005, expressed as of June 30, 2005 purchasing power, translated at the exchange rate of Ps. 10.84 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Millions of Mexican pesos of June 30, 2005 purchasing power

	Six months ended June 30,
	2004		2005
Operations:
Net income	Ps	654	Ps	700
Charges (credits) to results of operation not affecting resources:
Amortization of goodwill		20		20
Depreciation		191		185
Equity in affiliates		(14)		18
Deferred income tax		55		—
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses		1,878		1,329
Unefon advertising advances		(130)		(105)
Todito advertising, programming, and services advances		(82)		(58)
Advertising advances		(1,295)		(1,501)

Resources provided by operations		1,277		588

Investment:
Acquisition of property, machinery and equipment – Net		(176)		(321)
Reimbursement of premium on issuance of capital stock of Todito		—		15

Resources used in investing activities		(176)		(306)

Financing:
Guaranteed senior notes		(1,489)		—
Bank loans, ATC loans and other debt – Net		(222)		1,099
Stock options exercised		22		12
Preferred dividend paid		(50)		(24)
Repurchase of shares		(416)		(39)
Sale of treasury shares				524
Decrease in capital		(605)		(864)
Effects of the merger of Servicios Deportivos TV into TV Azteca				(502)
Structured Securities Certificates				(216)
Banco Inbursa, S.A.				(11)
Loan collected from a related party		191
Financial instruments		424

Resources used in financing activities		(2,145)		(21)

(Decrease) increase in cash and cash equivalents		(1,044)		261
Cash and cash equivalents at beginning of period		2,631		758

Cash and cash equivalents at end of period	Ps	1,587	Ps	1,019